UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

August 25, 2014

Lombard Medical, Inc.
(Exact Name of Registrant as Specified in Its Charter)

N/A
(Translation of Registrant’s Name into English)

Cayman Islands	3841	Not applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4 Trident Park
Didcot
Oxfordshire OX11 7HJ
United Kingdom
+44 (0)1235 750800

(Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Lombard Medical Technologies, Inc.
15420 Laguna Canyon Road
Suite 260
Irvine, CA 92618

(Name, Address, Including Area Code, of Agent for Service)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X                                               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Lombard Medical, Inc. reported that two of its Directors purchased ordinary shares of $0.01 of the company.  On August 14, 2014, its Chairman, Raymond W. Cohen, purchased 850 shares in an open market transaction at a price of $5.617 and on August 15, 2014, its Simon Neathercoat, purchased 2,000 shares in an open market transaction at a price of $5.8745.  Immediately after the transactions Mr. Cohen held 3,050 shares and Mr. Neathercoat held 9,339 shares of the company.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lombard Medical, Inc.

By:	/s/ Ian Ardill

Ian Ardill
Chief Financial Officer

Date:  August 25, 2014